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                                UNITED STATES

                     SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                              STB SYSTEMS, INC.
                   --------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
                   --------------------------------------
                       (Title of Class of Securities)

                                784741 10 0
                     ----------------------------------
                              (CUSIP Number)


   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 784741 10 0
          -----------


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  1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS.
     OF ABOVE PERSONS
                                               William D. Balthaser, Jr.
                                               ###-##-####
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  2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP (SEE INSTRUCTIONS)             (b)  /X/
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  3) SEC USE ONLY

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  4) CITIZENSHIP OR PLACE OF ORGANIZATION
                                               United States
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NUMBER OF SHARES              (5) SOLE VOTING
 BENEFICIALLY                       POWER                  444,999 (See Item 4)
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (6) SHARED VOTING
 PERSON WITH                        POWER                  -0-
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE
                                    POWER                  444,999 (See Item 4)
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE
                                    POWER                  -0-
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  9) AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON
                                                           444,999 (See Item 4)
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 10) CHECK IF THE AGGREGATE AMOUNT
     IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                    Not Applicable
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 11) PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (9)
                                                           6.4% (See Item 4)
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 12) TYPE OF REPORTING PERSON
     (SEE INSTRUCTIONS)                                    IN
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ITEM 1
      (a)   NAME OF ISSUER:
            STB SYSTEMS, INC.
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      (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            1651 North Glenville Drive
            Richardson, Texas 75081
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ITEM 2
      (a)   NAME OF PERSON FILING:
            William D. Balthaser, Jr.
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      (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
            1651 North Glenville Drive
            Richardson, Texas 75081
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      (c)   CITIZENSHIP:
            United States
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      (d)   TITLE OF CLASS OF SECURITIES:
            Common Stock, par value $.01 per share
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      (e)   CUSIP NUMBER:
            784741 10 0
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ITEM 3.  IF THIS STATEMENTS IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b),
         CHECK WHETHER THE PERSON FILING IS A:

(a) / / Broker or dealer registered under section 15 of the Act.
(b) / / Bank as defined in section 3(a)(6) of the Act.
(c) / / Insurance company as defined in section 3(a)(19) of the Act.
(d) / / Investment company registered under section 8 of the Investment Company Act.
(e) / / Investment adviser registered under section 203 of the Investment Advisers Act of 1940.
(f) / / Employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment fund; see section 240.13d-1(b)(1)(ii)(F).
(g) / / Parent holding company, in accordance with section
         240.13d-1(b)(1)(ii)(G) (Note: See Item 7).
(h) / / Group, in accordance with section 240.13d-1(b)(1)(ii)(H).

ITEM 4.  OWNERSHIP:

    (a) AMOUNT BENEFICIALLY OWNED:
        444,999(1)
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------------------
(1) Mr. Balthaser is a party to a Right of First Refusal Agreement (the "Agreement") between STB Systems, Inc. (the "Company"), William E. Ogle, Mark
S. Sims and himself. Pursuant to the terms of the Agreement, if Mr. Ogle, Mr. Sims or Mr. Balthaser proposes to sell any shares of common stock registered in his name as of the date of the closing of the Company's initial public offering,
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    (b) PERCENT OF CLASS:
        6.4%
    ---------------------------------------------------------------------------

    (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

        (i)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE:
              444,999(1)
              -----------------------------------------------------------------
        (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:
              -0-
              -----------------------------------------------------------------
        (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:
              444,999(1)
              -----------------------------------------------------------------
         (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:
              -0-
              -----------------------------------------------------------------

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Not applicable.
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ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
         THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Not applicable.
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ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         Not applicable.
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ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

         Not applicable.
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ITEM 10. CERTIFICATION:

         Not applicable.
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------------------
which includes all of the 444,999 shares listed, then the Company will have a right of first refusal to purchase such shares on terms similar to those proposed. If the Company does not exercise its right to purchase all of the shares of common stock proposed to be sold by either Mr. Sims or Mr. Balthaser, then Mr. Ogle will have a right of first refusal to purchase those shares of common stock that the Company does not wish to purchase. If the foregoing rights of first refusal are not independently or collectively fully exercised, then the shares not purchased may be sold in accordance with the proposed terms of sale. Notwithstanding the foregoing, the Right of First Refusal Agreement does not restrict the ability of Messrs. Ogle, Sims or Balthaser to sell shares of common stock in the public market pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

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SIGNATURE.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 17, 1998


                                       /s/ William D. Balthaser, Jr.
                                      ------------------------------------
                                           William D. Balthaser, Jr.


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